CANE CLARK LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: bclark@caneclark.com

November 20, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION-Division of Corporation Finance
Mail Stop 4561
100 F. Street N.E.
Washington, D.C. 20549

Attention: Owen Pinkerton, Senior Counsel

Re:   California News Tech
    Preliminary Proxy Materials on Schedule 14A
    File No. 05-0762
    Filed November 9, 2006

____________________________________________________________________

We write on behalf of California News Tech (the “Company”) in response to Staff’s letter of November 17, 2006 by Karen Garnett, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Proxy Materials on Schedule 14A (the “Comment Letter”). On behalf of the Company, we are providing this response. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

1.
We note that the company intends to divest all of its assets by transferring them to a wholly-owned subsidiary. Subsequently the company intends to declare a stock dividend of shares of the subsidiary that will be distributed to current shareholders of California News Tech. Please tell us the exemption from registration you are relying on in connection with the spin-off. If you are relying on Staff Legal Bulletin 4, please explain in detail how you satisfy the conditions contained in SLB 4.

The Company discloses, on a supplemental basis, that it did not file a registration statement because it structured the spin-off, in the form of a stock dividend, of its wholly-owned operating subsidiary, Media Sentiment, Inc. (the “Subsidiary”), to fit within the guidelines provided for such transactions by Staff Legal Bulletin 4 (September 16, 1997).

First, the shareholders of the Company have not and will not provide any consideration for the spun-off shares of the Subsidiary. The shares will be distributed as a stock dividend as of the record date without any consideration being provided by the Company’s shareholders. Thus, there will be no “sale” within the meaning of the Securities Act of 1933, as amended (the “1933 Act”).

Second, the spin-off will be pro-rata. The Company’s shareholders will receive one share of Subsidiary common stock for every one share of Company common stock held as of the record date. Thus, the Company’s shareholders will have the same proportionate interest in the Company and in the Subsidiary both before and after the spin-off.

Third, the Company has provided information about the Parent and the Subsidiary to the market and to the shareholders. The Company has prepared, and will disseminate to its shareholders as of the record date, an information statement describing the spin-off and the Subsidiary that substantially complies with Regulation 14C under the Securities and Exchange Act of 1934, as amended (the “1934 Act”). In addition, since the Subsidiary has, since October 31, 2006, held all the assets and operations of the Company, as a practical matter the existing 1934 Act filings of the Company provide complete information about the business, operations and financial condition of the Subsidiary. Finally, the Subsidiary intends to file a 1934 Act registration statement, likely on Form 10SB, as soon as practicable after the spin-off.

Fourth, the Company has a valid business purpose for the spin-off. Specifically, it is a condition of obtaining the financing necessary to fund the operations of the business going forward. As described in the preliminary proxy statement, the Company’s history of unprofitable operations and declining stock price has made it difficult to raise capital, to hire and retain employees and consultants, to contract for third party services, and to otherwise execute on its business plan. The October 30, 2006, debenture subscription agreement with DNB Capital Management, Inc. provides a mechanism for obtaining financing for the business. Although because of the conditions of the financing the business is now held by the Subsidiary and shortly will be spun-off, the Subsidiary shareholders will be, at least as of the record date, identical to the shareholder base that also holds the Company.

Fifth, the shares of the Subsidiary will be restricted stock and will carry a legend indicating the restriction. Thus, no market will be created for the shares of the Subsidiary by reason of the spin-off as the Subsidiary will not have any free-trading stock. The Company has not held the shares of the Subsidiary for two years. However, the Subsidiary was incorporated by the Company directly and was not acquired from third persons.

If you have any questions regarding this comment letter, please feel free to contact us at 702-312-6255. Thank you.

Sincerely,

/s/ Bryan Clark,Esq.
     Bryan Clark, Esq.
     CANE CLARK LLP